Exhibit (a)(1)(G)

Dear Eligible Participant,

On July 13, 2009, we commenced the exchange offer under the equity exchange program. Information concerning this offer was emailed to your Genworth email address upon commencement. In addition, you are receiving this packet of printed materials to ensure you have access to the relevant documents you will need in order to make your decision on whether or not to participate.

The enclosed documents include:

1.	A message from Mike Fraizer (emailed July 13, 2009) announcing the commencement of the exchange offer, including an attachment that outlines where details of the exchange offer can be found and how to access the exchange offer website (http://genworth.com/optionexchange);

2.	Offering Memorandum – this document contains the terms and conditions of the exchange offer. [In addition, portions of the Offering Memorandum have been translated and are included with this packet]; and

3.	Paper Election Form – If you cannot access the exchange offer website, you can complete this form and submit it using one of the following means.

By Email:	compensation@genworth.com

By Facsimile:	866-878-0212

By Mail or Courier:	Attention: Executive Compensation Address: 6620 West Broad Street Richmond, Virginia 23230 Contact Number: 866-931-4954

You should read the Offering Memorandum carefully before making any decision as to whether to participate in the exchange offer. If you decide to participate in the exchange offer, your properly submitted election form must be received before 5:00 p.m., U.S. Eastern Time, on August 18, 2009.

If you have any questions concerning the exchange offer or need any other information please feel free to contact the executive compensation team at 866-931-4954.

Sincerely,

Matt Arnold